UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No ___)

Navidea Biopharmaceuticals, Inc.
(Name of Issuer)

Neoprobe Corporation
(Former Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

63937X103
(CUSIP Number)

April 2, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No. 63937X103

(1) Names of Reporting Persons.

Platinum-Montaur Life Sciences, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions).
(a)	☒
(b)	☐

(3)	SEC Use Only.

(4)	Citizenship or Place of Organization.

Delaware

Number of	(5) Sole Voting Power: 0
Shares
Beneficially	(6) Shared Voting Power: 9,539,684
Owned by
Each	(7) Sole Dispositive Power: 0
Reporting
Person With	(8) Shared Dispositive Power: 9,539,684

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person.

9,539,684 shares of Common Stock (see Item 4).

(10)	Check if the Aggregate Amount in Row 9 Excludes Certain Shares. ☒ See Item 4.

(11)	Percent of Class Represented by Amount in Row 9.

9.99% (see Item 4).

(12)	Type of Reporting Person (See Instructions).

OO

CUSIP No. 63937X103

(1) Names of Reporting Persons.

Platinum Partners Value Arbitrage Fund L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions).
(a)	☒
(b)	☐

(3)	SEC Use Only.

(4)	Citizenship or Place of Organization.

Cayman Islands

Number of	(5) Sole Voting Power: 0
Shares
Beneficially	(6) Shared Voting Power: 9,539,684
Owned by
Each	(7) Sole Dispositive Power: 0
Reporting
Person With	(8) Shared Dispositive Power: 9,539,684

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person.

9,539,684 shares of Common Stock (see Item 4).

(10)	Check if the Aggregate Amount in Row 9 Excludes Certain Shares. ☐

(11)	Percent of Class Represented by Amount in Row 9.

9.99%

(12)	Type of Reporting Person (See Instructions).

PN

Reference is made to that Schedule 13D/A-2 (the “Schedule 13D/A-2”) filed by Platinum-Montaur Life Sciences, LLC and Platinum Partners Value Arbitrage Fund L.P. (collectively, the “Reporting Persons”) on June 4, 2012, which amended and supplemented the Schedule 13D filed on March 18, 2011, as amended April 21, 2011.

In accordance with Rule 13d-1(h) of the Exchange Act, the Reporting Persons were entitled to report on Schedule 13G their beneficial ownership as of April 2, 2012, the date of event as reported in the Schedule 13D/A-2.  Therefore, pursuant to such Rule 13d-1(h), the Reporting Persons hereby continue their respective beneficial ownership reporting obligations with respect to the Issuer on Schedule 13G.

Item 1.

(a)	Name of Issuer.

Navidea Biopharmaceuticals, Inc. (formerly Neoprobe Corporation)

(b)	Address of Issuer's Principal Executive Offices.

425 Metro Place North, Suite 450
Dublin, Ohio 43017

Item 2.

(a)	Name of Person Filing.
(b)	Address or Principal Business Office or, if none, Residence.
(c)	Citizenship or Place of Organization.

Platinum-Montaur Life Sciences, LLC
152 West 57th Street, 4th Floor
New York, NY 10019
State of Delaware

Platinum Partners Value Arbitrage Fund L.P.
152 West 57th Street, 4th Floor
New York, NY 10019
Cayman Islands

(d)	Title of Class of Securities.

Common Stock, par value $0.001 per share

(e)	CUSIP No.

63937X103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Platinum-Montaur Life Sciences, LLC

(a)	Amount Beneficially Owned: 9,539,684 shares of Common Stock

(b)	Percent of class: 9.99%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 9,539,684
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 9,539,684

Platinum Partners Value Arbitrage Fund L.P.

(a)	Amount Beneficially Owned: 9,539,684 shares of common stock

(b)	Percent of class: 9.99%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 9,539,684
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 9,539,684

As of April 2, 2012, the Reporting Persons collectively beneficially owned 9,539,684 shares of Common Stock.  The shares of Common Stock beneficially owned by the Reporting Persons represent 9.99% percent of the outstanding shares of Common Stock.  The 9.99% ownership calculation was based on the 95,492,330 shares of Common Stock reported by the Issuer as being outstanding as of February 17, 2012 on Form 10-K filed by the Issuer with the Securities and Exchange Commission on March 6, 2012.

The number of shares of Common Stock beneficially owned by the Reporting Persons excludes the following to the extent that the conversion and/or exercise thereof would be prohibited by the 9.99% Blocker (as defined below), all of which are directly owned by Platinum-Montaur Life Sciences, LLC:

●	6,000,000 shares of Common Stock issuable upon exercise of a Series W Warrant issued on December 26, 2007, as amended (the “Series W Warrant”);

●	8,333,333 shares of Common Stock issuable upon exercise of a Series X Warrant issued on April 16, 2008, as amended (the “Series X Warrant”);

●	2,400,000 shares of Common Stock issuable upon exercise of a Series AA Warrant issued on July 24, 2009 (the “Series AA Warrant”); and

●	29,701,410 shares of Common Stock issuable upon conversion of 9,083 shares of Series B Convertible Preferred Stock (the “Preferred Stock”).

The Certificate of Designations of the Preferred Stock, the Series W Warrant, the Series X Warrant and the Series AA Warrant each contain a blocker (the “9.99% Blocker”) that prevents the conversion or exercise thereof, as applicable, to the extent that such conversion or exercise, as applicable, would result in the holder and its affiliates together beneficially owning more than 9.99% of the outstanding shares of Common Stock, except on 61 days’ prior written notice to the Issuer that the holder waives such limitation.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.  N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.  N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.  See attached Joint Filing Agreement.

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  N/A

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2012

PLATINUM-MONTAUR LIFE SCIENCES, LLC

By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

PLATINUM PARTNERS VALUE ARBITRAGE FUND L.P.

By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer